FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  26 April 2006


                                File no. 0-17630


                                   Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition



26 April 2006

CRH ACQUIRES MAJOR NEW PLATFORM IN THE UNITED STATES

CRH plc, the international building materials group, announces that it has reached agreement to acquire MMI Products, Inc. (MMI), a leading US manufacturer and distributor of building products used in the non-residential, residential and infrastructure construction sectors, for a cash consideration, including debt acquired, of approximately US$350 million. Completion of this transaction is expected by the end of this week. Intangible assets, primarily goodwill, arising on this deal amount to approximately US$115 million.

Headquartered in Houston, Texas, MMI's operations fall into three distinct product segments, encompassing fencing products, welded wire reinforcement and construction accessories, in each of which MMI is a leader in its industry sector. Merchants Metals manufactures and distributes a variety of fencing and security products. Ivy Steel and Wire produces welded wire reinforcement used primarily in non-residential and infrastructure applications. The third business, Meadow-Burke, is a major manufacturer of construction accessories, offering over 2,000 specialised products also used primarily in non-residential and non-building concrete construction. Approximately 70% of total MMI sales are for non-residential applications.

In 2005, profit before interest, tax, depreciation, amortisation and goodwill impairment (EBITDA) for the combined MMI businesses acquired amounted to US$50 million on sales of US$721 million.

MMI employs approximately 2,500 people and operates an extensive and well-positioned network of 19 principal manufacturing facilities strategically located throughout the US and Mexico together with 62 distribution centres in 30 US states.

The acquisition of MMI represents a major new development for CRH. MMI will be the foundation of a fifth product group for CRH's Americas Products & Distribution Division, and represents a new platform for expansion in product segments which offer significant organic and development growth opportunities. MMI also provides CRH with US exposure to construction accessories and fencing, businesses in which CRH's Europe Products & Distribution Division already has well-established and expanding positions and which offer the potential for significant joint initiatives and co-operation.

Commenting on the transaction, Liam O'Mahony, Chief Executive of CRH  said:

"This is a very exciting development for CRH. We are delighted to have the opportunity to acquire MMI, a business with a reputation for excellence in product quality and customer service. MMI will be a valuable addition to our businesses in North America. The transaction represents a unique opportunity for future development of CRH's operations within the US, in sectors which have already proved successful for the Group in Europe."


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.4041000  FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



             SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  26 April 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director